                                                Filed Pursuant to Rule 424(b)(5)
                                                   Registration No. 333-84820
                                                                    333-84820-01
                                                                    333-84820-02

PROSPECTUS SUPPLEMENT

(TO PROSPECTUS DATED APRIL 5, 2002)

6,800,000 SHARES

(VALERO ENERGY LOGO)

COMMON STOCK

We are offering 6,800,000 shares of our common stock.

Our common stock is listed on the New York Stock Exchange under the symbol "VLO." On February 5, 2004, the last reported sale price of our common stock on the New York Stock Exchange was $53.35 per share.

---------------------------------------------------------------------------------------
                                                              PER SHARE    TOTAL
---------------------------------------------------------------------------------------
Public offering price                                          $53.250     $362,100,000
Underwriting discounts and commissions                         $ 1.332     $  9,057,600
Proceeds to Valero Energy Corporation, before expenses         $51.918     $353,042,400
---------------------------------------------------------------------------------------

We have granted the underwriter an option for a period of 30 days to purchase up to 1,020,000 additional shares of our common stock.

INVESTING IN OUR COMMON STOCK INVOLVES RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 4 OF THE ACCOMPANYING PROSPECTUS.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                    JPMORGAN

February 5, 2004

                               TABLE OF CONTENTS

                             PROSPECTUS SUPPLEMENT

                                                              PAGE
Valero Energy Corporation...................................   S-1
Aruba refinery acquisition..................................   S-1
Use of proceeds.............................................   S-2
Underwriting................................................   S-2
Legal matters...............................................   S-4
Experts.....................................................   S-4
Matters relating to Arthur Andersen LLP.....................   S-5
Information we incorporate by reference.....................   S-5
                            PROSPECTUS
About This Prospectus.......................................     3
About Valero Energy Corporation.............................     3
Risk Factors................................................     4
Cautionary Statement Concerning Forward-Looking
   Statements...............................................     9
Use of Proceeds.............................................    11
Ratio of Earnings To Fixed Charges..........................    11
Description of Debt Securities..............................    12
Description of Capital Stock................................    19
Description of Warrants.....................................    23
Plan of Distribution........................................    23
Legal Matters...............................................    25
Experts.....................................................    25
Where You Can Find More Information.........................    25
Information We Incorporate by Reference.....................    25

                           VALERO ENERGY CORPORATION

Valero Energy Corporation is a Fortune 500 company based in San Antonio, Texas with approximately 20,000 employees and annual revenues of approximately $38 billion. Valero is one of the top three U.S. refining companies in terms of refining capacity. Valero owns and operates 14 refineries in the United States and Canada with a combined throughput capacity of over 2 million barrels per day, which represents approximately 10 percent of the total U.S. refining capacity, and total crude oil refining capacity of over 1.6 million barrels per day. Valero's refining network extends from eastern Canada to the U.S. Gulf Coast and West Coast. Valero produces premium, environmentally clean products, such as reformulated gasoline, gasoline meeting the specifications of the California Air Resources Board, or CARB, CARB diesel fuel, low-sulfur diesel fuel and oxygenates. Valero also produces a substantial slate of conventional gasolines, distillates, jet fuel, asphalt and petrochemicals.

Valero is also a leading marketer of refined products. Valero markets branded and unbranded refined products on a wholesale basis in 40 U.S. states and Canada through an extensive bulk and rack marketing network. Valero also markets refined products and convenience store merchandise through a network of approximately 4,500 retail outlets in the United States and Canada under various brand names including Diamond Shamrock(R), Shamrock(R), Ultramar(R), Valero(R), Beacon(R), Total(R) and Exxon(R).

Through agreements with Valero L.P., Valero has access to a logistics system that complements Valero's refining and marketing assets in the U.S. Gulf Coast, Mid-Continent and West Coast regions. Valero owns approximately 46 percent (including the general partner interest) of Valero L.P., a master limited partnership that owns and operates crude oil pipelines, crude oil and intermediate feedstock storage facilities, and refined product pipelines and terminals primarily in Texas, California, Oklahoma, New Mexico and Colorado. Units of Valero L.P. are listed on the New York Stock Exchange under the symbol "VLI."

Valero's principal executive offices are located at One Valero Place, San Antonio, Texas, 78212 and its telephone number is (210) 370-2000. Valero's common stock trades on the New York Stock Exchange under the symbol "VLO."

                           ARUBA REFINERY ACQUISITION

On February 4, 2004, Valero entered into agreements with El Paso Corporation to purchase El Paso's refinery and certain related businesses located on the island of Aruba in the Caribbean Sea (the "Aruba operations"). The Aruba refinery has a crude oil capacity of approximately 315,000 barrels per day. The purchase price is $465 million plus approximately $250 million for working capital, payable in cash. The Aruba refinery has the ability to process heavy sour crude oil, has 64,000 barrels per day of coking capacity and is equipped with a 42,000 barrel-per-day visbreaker. It makes a variety of gasoline blendstocks, intermediate blendstocks and finished distillate products. This acquisition will, among other expected benefits, reduce Valero's current purchases of intermediates processed at certain of its other refineries. The acquisition is expected to close by the end of February 2004.

                                USE OF PROCEEDS

We estimate that the net proceeds we will receive from this offering will be approximately $353 million after deducting underwriting discounts and commissions and estimated expenses of the offering payable by us. We anticipate using the net proceeds of this offering, approximately $200 million of cash from continuing operations and approximately $162 million in borrowings under our revolving bank credit facilities to purchase the Aruba operations. Pending such use, we intend to use the net proceeds from this offering to repay borrowings under our revolving bank credit facilities or for general corporate purposes. Borrowings under our three-year $750 million revolving credit facility currently bear interest at a rate of LIBOR plus 112.5 basis points per annum and mature in December 2006. Borrowings under our five-year $750 million revolving credit facility currently bear interest at a rate of LIBOR plus 100 basis points per annum and mature in December 2006. Affiliates of J.P. Morgan Securities Inc. are lenders under our revolving bank credit facilities referred to above and may receive proceeds of the offering.

                                  UNDERWRITING

Subject to the terms and conditions set forth in an underwriting agreement dated the date of this prospectus supplement, we have agreed to sell to J.P. Morgan Securities Inc. ("JPMorgan"), and JPMorgan has agreed to purchase, the number of shares of our common stock set forth opposite its name below:

------------------------------------------------------------------------------
NAME                                                          NUMBER OF SHARES
------------------------------------------------------------------------------
J.P. Morgan Securities Inc. ................................      6,800,000
------------------------------------------------------------------------------

JPMorgan is offering the shares of common stock subject to its acceptance of the shares from us and subject to prior sale. The underwriting agreement provides that the obligations of JPMorgan to pay for and accept delivery of the shares of common stock offered by this prospectus supplement are subject to the approval of certain legal matters by its counsel and to certain other conditions. JPMorgan is obligated to take and pay for all of the shares of common stock offered by this prospectus supplement if any such shares are purchased.

The following table shows the per share and total underwriting discounts and commissions that we will pay to JPMorgan. These amounts are shown assuming both no exercise and full exercise of JPMorgan's option to purchase additional shares.

UNDERWRITING DISCOUNTS AND COMMISSIONS

-------------------------------------------------------------------------------------------------
                                                              WITHOUT OVER-            WITH OVER-
                                                         ALLOTMENT EXERCISE    ALLOTMENT EXERCISE
-------------------------------------------------------------------------------------------------
Per share..............................................     $     1.332           $     1.332
Total..................................................     $ 9,057,600           $10,416,240
-------------------------------------------------------------------------------------------------

Expenses associated with this offering, to be paid by us, are estimated to be $200,000.

JPMorgan initially proposes to offer part of the shares of common stock directly to the public at the offering price described on the cover page of this prospectus supplement and part to certain dealers at a price that represents a concession not in excess of $0.80 per share under the public offering price. JPMorgan may allow, and any such dealer may reallow, a concession not in excess of $0.10 per share under the public offering price to certain other dealers. After the initial offering of the shares of our common stock, JPMorgan may from time to time vary the offering price and other selling terms.

If JPMorgan sells more shares than the total number shown in the table above, JPMorgan has the option to buy up to an additional 1,020,000 shares of common stock from us to cover such sales. JPMorgan may exercise this option during the 30 day period from the date of this prospectus supplement.

We and certain of our executive officers have agreed that, without the prior written consent of JPMorgan, we or he will not, during the period ending 90 days after the date of this prospectus supplement:

- register, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for our common stock; or

- enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock;

whether any transaction described above is to be settled by delivery of common stock or such other securities, in cash or otherwise. In addition, certain of our executive officers have agreed that, without the prior consent of the underwriters, they will not, during the period ending 90 days after the date of this prospectus supplement, make any demand for, or exercise any right with respect to, the registration of any shares of our common stock or any securities convertible into or exercisable or exchangeable for our common stock.

The restrictions described in the preceding paragraph do not apply to:

- the sale of shares to JPMorgan pursuant to the underwriting agreement;

- transactions by any person other than us relating to shares of our common stock or other securities acquired in open market transactions after the completion of this offering;

- the grant of options or common stock under our stock and incentive plans as in effect at the date hereof or the issuance of shares of our common stock under our non-employee director stock plan;

- the issuance by us of shares of our common stock upon the exercise of an option or a warrant or the conversion of a security outstanding on the date hereof and disclosed in this prospectus supplement and the accompanying prospectus;

- the issuance by us of unregistered securities in connection with acquisitions, which securities will not be registered for resale before the end of the 90 day period; or

- certain other exceptions involving, in the aggregate, less than 500,000 shares of our common stock.

In order to facilitate the offering of the common stock, JPMorgan may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock. Specifically, JPMorgan may sell more shares than it is obligated to purchase under the underwriting agreement, creating a short position. JPMorgan must close out any short position by purchasing shares in the open market. As an additional means of facilitating the offering,

JPMorgan may bid for, and purchase, shares of common stock in the open market to stabilize the price of the common stock. JPMorgan may also reclaim selling concessions for distributing the common stock in the offering, if JPMorgan repurchases previously distributed common stock to cover syndicate short positions or to stabilize the price of the common stock. These activities may raise or maintain the market price of the common stock above independent market levels or prevent or retard a decline in the market price of the common stock. JPMorgan is not required to engage in these activities and may end any of these activities at any time.

We have also agreed to indemnify JPMorgan against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments which JPMorgan may be required to make in respect of any such liabilities.

JPMorgan will make the securities available for distribution on the Internet through a proprietary web site and/or a third-party system operated by Market Axess Inc., an Internet-based communications technology provider. Market Axess Inc. is providing the system as a conduit for communications between JPMorgan and its customers and is not a party to any transactions. Market Axess Inc., a registered broker-dealer, will receive compensation from JPMorgan based on transactions JPMorgan conducts through the system. JPMorgan will make the securities available to its customers through the Internet distributions, whether made through a proprietary or third-party system, on the same terms as distributions made through other channels.

JPMorgan and its respective affiliates have, from time to time, performed various investment or commercial banking, financial advisory and lending services for us in the ordinary course of business for which they have received customary fees and expenses. In addition, affiliates of JPMorgan are lenders under our three-year revolving credit facility and under our five-year revolving credit facility and may receive proceeds of the offering. Under the Conduct Rules of the National Association of Securities Dealers (NASD), special considerations apply to a public offering of securities if more than 10% of the net proceeds thereof will be paid to members or affiliates of members of the NASD participating in the offering. Because more than 10% of the net proceeds from this offering may be paid to affiliates of JPMorgan, this offering is being conducted pursuant to Rule 2710(c)(8) of the NASD Conduct Rules.

                                 LEGAL MATTERS

Certain legal matters with respect to the common stock will be passed upon for us by Baker Botts L.L.P., Houston, Texas. Davis Polk & Wardwell, New York, New York will pass upon certain legal matters for the underwriter in connection with this offering.

                                    EXPERTS

The consolidated financial statements of Valero Energy Corporation and subsidiaries at December 31, 2002, and for the year then ended, appearing in Valero Energy Corporation's Annual Report on Form 10-K for the year ended December 31, 2002, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The consolidated financial statements of Valero Energy Corporation and subsidiaries at December 31, 2001, and for each of the two years in the period ended December 31, 2001, appearing in Valero Energy Corporation's Annual Report on Form 10-K for the year ended December 31, 2002, have been audited by Arthur Andersen LLP, independent public accountants, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing. On March 12, 2002, upon the recommendation of the audit committee, Valero Energy Corporation's Board of Directors approved the dismissal of Arthur Andersen LLP as their independent public accountants and the selection of Ernst & Young LLP to audit the consolidated financial statements of Valero Energy Corporation and subsidiaries for the year ending December 31, 2002.

                    MATTERS RELATING TO ARTHUR ANDERSEN LLP

Arthur Andersen LLP completed its audit of Valero's consolidated financial statements for the year ended December 31, 2001 and issued its report with respect to such consolidated financial statements on March 5, 2002. On June 15, 2002, Arthur Andersen LLP was convicted of obstruction of justice for activities relating to its previous work for Enron Corp., and Arthur Andersen LLP announced that it would cease to audit publicly held companies in August 2002. Investors may not be able to effectively recover against Arthur Andersen LLP for any claims they may have under securities or other laws as a result of Arthur Andersen LLP's previous role as Valero's independent public accountants and as author of the audit report for the audited consolidated financial statements incorporated by reference in this prospectus supplement and the accompanying prospectus.

                    INFORMATION WE INCORPORATE BY REFERENCE

We are incorporating by reference information we file with the Securities and Exchange Commission, which means that we are disclosing important information to you by referring you to those documents. The information we incorporate by reference is an important part of this prospectus supplement, and information that we file later with the SEC automatically will update and supersede this information. We incorporate by reference the documents listed below and any future filings we make with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until we sell all of the common stock:

- our annual report on Form 10-K for the year ended December 31, 2002;

- our quarterly reports on Form 10-Q for the quarterly periods ended March 31, 2003, June 30, 2003 and September 30, 2003;

- our current report on Form 8-K dated March 25, 2003;

- our current report on Form 8-K dated May 30, 2003;

- our current report on Form 8-K dated July 1, 2003;

- our current reports on Form 8-K/A dated July 1, 2003;

- our current report on Form 8-K dated October 27, 2003;

- our current report on Form 8-K dated October 28, 2003;

- our current report on Form 8-K dated January 27, 2004 (other than the quotations from our Chairman of the Board and Chief Executive Officer contained or incorporated by reference therein); and

- Item 5 of our current report on Form 8-K dated February 4, 2004.

You may request a copy of these filings (other than an exhibit to those filings unless we have specifically incorporated that exhibit by reference into the filing), at no cost, by writing or telephoning us at Valero Energy Corporation, One Valero Place, San Antonio, Texas 78212, attention: Investor Relations, telephone: (210) 370-2139.

PROSPECTUS

                                 $3,500,000,000

                              (VALERO ENERGY LOGO)

                             SENIOR DEBT SECURITIES
                          SUBORDINATED DEBT SECURITIES
                                  COMMON STOCK
                                PREFERRED STOCK
                                    WARRANTS

Valero Energy Corporation
One Valero Place
San Antonio, Texas 78212
(210) 370-2000

   We will provide the specific     THE OFFERING
 terms of the securities in one         We may offer from time to time
 or more supplements to this        -  Senior debt securities
 prospectus. You should read        -  Subordinated debt securities
 this prospectus and the            -  Common stock
 related prospectus supplement      -  Preferred stock
 carefully before you invest in     -  Warrants
 our securities. This
 prospectus may not be used to          We will provide the specific terms of the securities in
 offer and sell our securities      supplements to this prospectus. Our common stock is listed
 unless accompanied by a            on the New York Stock Exchange under the symbol "VLO."
 prospectus supplement.
                                        INVESTING IN THE SECURITIES INVOLVES RISKS.   SEE "RISK
                                    FACTORS" BEGINNING ON PAGE 4.

                             ---------------------

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                 The date of this prospectus is April 5, 2002.

                               TABLE OF CONTENTS

About This Prospectus.......................................     3
About Valero Energy Corporation.............................     3
Risk Factors................................................     4
Cautionary Statement Concerning Forward-Looking
  Statements................................................     9
Use of Proceeds.............................................    11
Ratio of Earnings To Fixed Charges..........................    11
Description of Debt Securities..............................    12
Description of Capital Stock................................    19
Description of Warrants.....................................    23
Plan of Distribution........................................    23
Legal Matters...............................................    25
Experts.....................................................    25
Where You Can Find More Information.........................    25
Information We Incorporate by Reference.....................    25

                             ---------------------

     THIS PROSPECTUS IS PART OF A REGISTRATION STATEMENT WE FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. YOU SHOULD RELY ONLY ON THE INFORMATION WE HAVE PROVIDED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS OR ANY PROSPECTUS SUPPLEMENT. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH ADDITIONAL OR DIFFERENT INFORMATION. WE ARE NOT MAKING AN OFFER OF THESE SECURITIES IN ANY JURISDICTION WHERE THE OFFER IS NOT PERMITTED. YOU SHOULD ASSUME THAT THE INFORMATION IN THIS PROSPECTUS OR ANY PROSPECTUS SUPPLEMENT IS ACCURATE ONLY AS OF THE DATE ON THE FRONT OF THE DOCUMENT AND THAT ANY INFORMATION WE HAVE INCORPORATED BY REFERENCE IS ACCURATE ONLY AS OF THE DATE OF THE DOCUMENT INCORPORATED BY REFERENCE.

                             ABOUT THIS PROSPECTUS

     This prospectus is part of a registration statement that we have filed with the Securities and Exchange Commission using a "shelf" registration process. The registration statement also includes a prospectus under which VEC Trust III and VEC Trust IV, two of our subsidiaries, may offer from time to time preferred securities guaranteed by us and we may offer our related senior debt securities or subordinated debt securities, which securities may be convertible into our common stock, and our stock purchase contracts or stock purchase units. Under the shelf process, we may offer any combination of the securities described in these two prospectuses in one or more offerings with a total initial offering price of up to $3,500,000,000. This prospectus provides you with a general description of the senior debt securities, subordinated debt securities, common stock, preferred stock and warrants we may offer. Each time we use this prospectus to offer securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. Please carefully read this prospectus and the prospectus supplement together with the additional information described under the heading "Where You Can Find More Information."

     References in this prospectus to the terms "we," "us" or "Valero" or other similar terms mean Valero Energy Corporation, unless we state otherwise or the context indicates otherwise.

                        ABOUT VALERO ENERGY CORPORATION

     We are one of the largest and most geographically diverse independent petroleum refining and marketing companies in the United States. Effective December 31, 2001, we acquired Ultramar Diamond Shamrock Corporation, or UDS. In connection with the acquisition of UDS, we issued 45.9 million shares of common stock, paid $2.1 billion of cash to UDS stockholders and assumed approximately $2 billion of UDS debt. As of January 1, 2002, we owned and operated eleven refineries in the United States and one refinery in Canada with a combined throughput capacity of approximately 1.9 million barrels per day. This excludes the Golden Eagle Refinery acquired from UDS, which is under contract to be sold for approximately $1.13 billion to comply with Federal Trade Commission requirements in connection with our acquisition of UDS.

     We produce premium, environmentally clean products such as reformulated gasoline, gasoline meeting the specifications of the California Air Resources Board, or CARB gasoline, CARB diesel fuel, low sulfur diesel fuel and oxygenates. We also produce a substantial slate of conventional gasoline, distillates, jet fuel, asphalt and petrochemicals. We market refined products through approximately 4,500 retail sites in the United States and Canada, branded as Diamond Shamrock(R), Ultramar(R), Valero(R), Beacon(R) and Total(R). We also market refined products on a wholesale basis through a bulk and rack marketing network in 40 U.S. states and Canada.

     We have a logistics system that complements our refining and marketing assets in the southwestern and central United States. We own approximately 73 percent of Valero L.P., a master limited partnership which owns and operates crude oil pipelines, refined product pipelines and refined product terminals in Texas, Oklahoma, New Mexico and Colorado. Units of Valero L.P. are listed on the New York Stock Exchange under the "VLI" symbol.

     We were incorporated in Delaware in 1981 as Valero Refining and Marketing Company, a wholly owned subsidiary of our predecessor company. On July 31, 1997, our stock was distributed, or spun off, by our predecessor company to its stockholders, and we changed our name to Valero Energy Corporation. Our common stock is listed for trading on the New York Stock Exchange under the symbol "VLO."

     We have our principal executive offices at One Valero Place, San Antonio, Texas, 78212, and our telephone number is (210) 370-2000.

                                  RISK FACTORS

     You should carefully consider the following matters, in addition to the other information we have provided in this prospectus, the accompanying prospectus supplement and the documents we incorporate by reference, before reaching a decision regarding an investment in our securities.

OUR FINANCIAL RESULTS ARE AFFECTED BY VOLATILE REFINING MARGINS.

     Our financial results are primarily affected by the relationship, or margin, between refined product prices and the prices for crude oil and other feedstocks. The cost to acquire our feedstocks and the price at which we can ultimately sell refined products depend upon numerous factors beyond our control. Historically, refining margins have been volatile, and they are likely to continue to be volatile in the future. Actual earnings on a fully diluted basis for 2001 were $8.83 per share. In our annual report on Form 10-K for the year ended December 31, 2001 filed with the SEC on March 14, 2002, we indicated at that time that we expected to incur a slight loss for the first quarter of 2002. This estimate speaks only as of the date it was made and will vary in the future depending on refining margins and market conditions. See "Cautionary Statement Concerning Forward-Looking Statements."

WE MAY BE UNABLE TO SUCCESSFULLY INTEGRATE UDS'S OPERATIONS.

     The difficulties of combining our operations with those of UDS include:

     - the necessity of coordinating geographically separate organizations

     - integrating personnel with diverse business backgrounds

     The process of integrating operations could cause an interruption of, or loss of momentum in, the activities of one or more of our businesses and the loss of key personnel. The diversion of management's attention and any delays or difficulties encountered in connection with the integration of the two companies' operations could have an adverse effect on our business, results of operations or financial condition, including by delaying the time at which synergies such as cost savings can be realized and reducing management time and effort available for other business matters and strategic opportunities.

OUR LEVERAGE MAY LIMIT OUR FINANCIAL FLEXIBILITY.

     As of December 31, 2001, after giving effect to the acquisition of UDS, we would have had total debt of approximately $5.4 billion (including capital lease obligations), trust preferred securities in an aggregate liquidation amount of $372.5 million, and stockholders' equity of approximately $4.2 billion, resulting in a total debt to total capital ratio of 54.5%, as more fully described in our annual report on Form 10-K for the year ended December 31, 2001 incorporated by reference herein. We may also incur additional indebtedness in the future, including in connection with acquisitions, although our ability to do so will be restricted by existing bank credit facilities. The level of our indebtedness will have several important effects on our future operations, including, among others:

     - a significant portion of our cash flow from operations will be dedicated to the payment of principal and interest on our indebtedness and will not be available for other purposes

     - covenants contained in our existing debt arrangements require us to meet certain financial tests, which may affect our flexibility in planning for, and reacting to, changes in our business, including possible acquisition opportunities

     - our ability to obtain additional financing for working capital, capital expenditures, acquisitions, general corporate and other purposes may be limited

     - we may be at a competitive disadvantage to our competitors that are less leveraged

     - our vulnerability to adverse economic and industry conditions may increase

     Our ability to meet our debt service obligations and to reduce our total indebtedness will be dependent upon our future performance, which will be subject to general economic conditions, industry cycles and financial, business and other factors affecting our operations, many of which are beyond our control. We cannot assure you that our business will continue to generate sufficient cash flow from operations to service our indebtedness. If we are unable to generate sufficient cash flow from operations, we may be required to sell assets, to refinance all or a portion of our indebtedness or to obtain additional financings. Such refinancing might not be possible and additional financing might not be available on commercially acceptable terms or at all.

     Our bank credit facility imposes financial and other restrictions on us. Covenants contained in the credit facility and relating to certain of our other indebtedness limit, among other things, the incurrence of funded indebtedness by us and our subsidiaries and require maintenance of a minimum coverage ratio and a maximum debt-to-capitalization ratio. Failure to comply with such covenants may result in a default with respect to the related debt under the credit facility or such other indebtedness and could lead to acceleration of such debt or any instruments evidencing indebtedness that contain cross-acceleration or cross-default provisions. In such a case, we might not be able to refinance or otherwise repay such indebtedness.

COMPLIANCE WITH AND CHANGES IN ENVIRONMENTAL LAWS COULD ADVERSELY AFFECT OUR PERFORMANCE.

     We are subject to extensive federal, state and local environmental laws and regulations, including those relating to the discharge of materials into the environment, waste management, pollution prevention measures and characteristics and composition of gasoline and diesel fuels. If we violate or fail to comply with these laws and regulations, we could be fined or otherwise sanctioned. Because environmental laws and regulations are increasingly becoming more stringent and new environmental laws and regulations are continuously being enacted or proposed, such as those relating to methyl tertiary butyl ether
(MTBE), CARB gasoline, the Tier II gasoline and distillate standards and the Maximum Available Control Technology rule (MACT II rule) under the Clean Air Act, the level of future expenditures required for environmental matters could increase in the future. In addition, any major upgrades in any of our refineries could require material additional expenditures to comply with environmental laws and regulations.

     In February 2000, the Environmental Protection Agency's "Tier II" gasoline standard was published in final form under the Clean Air Act. The standard requires the sulfur content in gasoline to be reduced from approximately 300 parts per million to 30 parts per million. The regulation will be phased in beginning in 2004. In addition, the EPA finalized its Tier II distillate standard to reduce the sulfur content of diesel fuel sold to highway consumers by 97%, from 500 parts per million to 15 parts per million, beginning June 1, 2006. We have determined that modifications will be required at each of our refineries as a result of the Tier II standards. Based on preliminary estimates, we believe that the new Tier II specifications will require approximately $550 million in capital expenditures for our refineries to comply, excluding the cost to install hydrogen production facilities. We expect all modifications to be complete in time for compliance with the effective dates of the gasoline and distillate standards.

DISRUPTION OF OUR ABILITY TO OBTAIN CRUDE OIL COULD ADVERSELY AFFECT OUR OPERATIONS.

     Over 75% of our total crude oil feedstock requirements are purchased through term crude oil feedstock contracts totaling approximately 1,160,000 BPD. The remainder of our crude oil feedstock requirements are purchased on the spot market. The term agreements include contracts to purchase feedstocks from various foreign national companies and various domestic integrated oil companies. In particular, a significant portion of our feedstock requirements are satisfied through suppliers located in the Middle East, and we are, therefore, subject to the political, geographic and economic risks attendant to doing business with suppliers located in that area. In the event one or more of our term contracts were terminated, it is possible that we would be unable to find alternative sources of supply. If we are unable to obtain adequate crude oil volumes or are only able to obtain such volumes at unfavorable prices, our results of operations could be materially adversely affected, including reduced sales volumes of refined products or reduced margins as a result of higher crude oil costs.

COMPETITORS WHO PRODUCE THEIR OWN SUPPLY OF FEEDSTOCKS, WHO HAVE MORE EXTENSIVE RETAIL OUTLETS OR WHO HAVE GREATER FINANCIAL RESOURCES MAY HAVE A COMPETITIVE ADVANTAGE.

     The refining and marketing industry is highly competitive with respect to both feedstock supply and refined product markets. We compete with numerous other companies for available supplies of crude oil and other feedstocks and for outlets for our refined products. We do not produce any of our crude oil feedstocks. Many of our competitors, however, obtain a significant portion of their feedstocks from company-owned production and some have more extensive retail outlets than we do. Competitors that have their own production or extensive retail outlets (and brand-name recognition) are at times able to offset losses from refining operations with profits from producing or retailing operations, and may be better positioned to withstand periods of depressed refining margins or feedstock shortages.

     A number of our competitors also have materially greater financial and other resources than we possess. Such competitors have a greater ability to bear the economic risks inherent in all phases of the industry. In addition, we compete with other industries that provide alternative means to satisfy the energy and fuel requirements of our industrial, commercial and individual consumers.

     As a result of the merger with UDS, we have increased our presence in the California refining and marketing market at a time when competition in the industry is increasing and new technology is making refining more efficient. The addition of new refining and marketing companies to the California market, as well as the addition of new retail product providers, may increase the supply of refined products available for sale in that state or increase competitive pressure, or both, either of which could lead to lower prices and reduced margins.

A SIGNIFICANT INTERRUPTION IN ONE OR MORE OF OUR REFINERIES COULD ADVERSELY AFFECT OUR BUSINESS.

     With the acquisition of UDS, our refining activities will be conducted at twelve major refineries in Texas, Louisiana, New Jersey, California, Oklahoma, Colorado and Quebec, Canada. The refineries are our principal operating assets. As a result, our operations could be subject to significant interruption if one or more of the refineries were to experience a major accident, be damaged by severe weather or other natural disaster, or otherwise be forced to shut down. If any refinery were to experience an interruption in operations, earnings therefrom could be materially adversely affected, including as a result of lost production and repair costs.

WE MAY BE UNABLE TO COMPETE SUCCESSFULLY WITH OTHER COMPANIES IN THE RETAIL SECTOR.

     The retail sector has become increasingly competitive. We face strong competition from the fully integrated major oil companies that have increased their efforts to capture retail market share in recent years. We also compete with large grocery stores and other general merchandisers (the so-called "hypermarts") that often sell gasoline at aggressively competitive prices in order to attract customers to their sites. A number of our competitors also have materially greater financial and other resources than we possess. The actions of our competitors could lead to lower prices and reduced margins, which could have a material adverse effect on our financial position.

OUR OPERATIONS EXPOSE US TO MANY OPERATING RISKS, NOT ALL OF WHICH ARE INSURED.

     Our refining and marketing operations are subject to various hazards common to the industry, including explosions, fires, toxic emissions, maritime hazards and uncontrollable flows of oil and gas. They are also subject to the additional hazards of loss from severe weather conditions. As protection against operating hazards, we maintain insurance coverage against some, but not all, such potential losses. We may not be able to maintain or obtain insurance of the type and amount we desire at reasonable rates. As a result of market conditions, premiums and deductibles for certain of our insurance policies have increased substantially, and could escalate further. In some instances, certain insurance could become unavailable or available only for reduced amounts of coverage. For example, insurance carriers are now requiring broad exclusions for losses due to war risk and terrorist acts. If we were to incur a significant liability for which we were not fully insured, it could have a material adverse effect on our financial position.

THE BANNING OF THE USE OF MTBE COULD ADVERSELY AFFECT US.

     The presence of MTBE in some water supplies in California and other states, resulting from gasoline leaks primarily from underground and aboveground storage tanks, has led to public concern that MTBE has contaminated drinking water supplies and thus poses a possible health risk. As a result of heightened public concern, California passed initiatives to ban the use of MTBE as a gasoline component in California by the end of 2002. In March 2002, however, the governor of California issued an executive order postponing the ban for one year. Accordingly, the California Air Resources Board's specifications for CARB Phase III gasoline are not expected to become effective until the beginning of 2004. We estimate that the cost for permitting and modification of our California refineries to comply with CARB Phase III specifications and eliminate MTBE as a gasoline component is approximately $50 million. We, like other producers of MTBE, are subject to litigation or proceedings involving the manufacture or use of MTBE that could adversely affect us. In addition, other states and the EPA have either passed or proposed or are considering proposals to restrict or ban the use of MTBE. If MTBE were to be restricted or banned throughout the United States, we believe that our major non-California MTBE-producing facilities could be modified to produce iso-octane for a capital investment of approximately $35 million. Because the volume of alternative products that could be produced would be less than the current production of MTBE and the price of such alternative products is currently lower than the price of MTBE, our results of operations could potentially be materially adversely affected.

WE MAY NOT BE SUCCESSFUL IN CONTINUING TO GROW THROUGH ACQUISITIONS, AND ANY FURTHER ACQUISITIONS MAY REQUIRE US TO OBTAIN ADDITIONAL FINANCING OR COULD RESULT IN DILUTION.

     A substantial portion of our growth over the last several years has been attributed to acquisitions. The ability to continue to grow through acquisitions will be dependent on a number of factors, including our ability to

     - identify acceptable acquisition candidates

     - consummate acquisitions on favorable terms

     - successfully integrate acquired businesses

     - obtain financing to support our growth

We may not be successful in continuing to grow through acquisitions. In addition, the financing of future acquisitions may require us to incur additional indebtedness, which could limit our financial flexibility, or to issue additional equity, which could result in further dilution of the ownership interest of existing stockholders.

PROVISIONS IN OUR CORPORATE DOCUMENTS AND DELAWARE LAW COULD DELAY OR PREVENT A CHANGE IN OUR CONTROL.

     The existence of some provisions in our corporate documents and Delaware law could delay or prevent a change in control of Valero, even if that change might be beneficial to our stockholders. In addition, we have adopted a stockholder rights plan that would cause extreme dilution to any person or group who attempts to acquire a significant interest in Valero without advance approval of our board of directors. Delaware law imposes additional restrictions on mergers and other business combinations between us and any holder of 15% or more of our outstanding common stock.

A PATENT DISPUTE WITH UNOCAL COULD ADVERSELY AFFECT US.

     Union Oil Company of California has filed a patent infringement lawsuit against Valero in California federal court. The complaint seeks a 5.75 cent per gallon royalty on all reformulated gasoline infringing on Unocal patents that cover certain compositions of cleaner-burning gasoline. The complaint seeks treble damages for Valero's alleged willful infringement of Unocal's patents. In a previous lawsuit involving one of its patents, Unocal prevailed against five other major refiners. In August 2001, the FTC announced that it would begin an antitrust investigation concerning Unocal's conduct with a joint industry research group during the time that Unocal was prosecuting its patents at the U.S. Patent and Trademark Office, or the PTO. In 2001, the PTO began a reexamination of one of Unocal's patents, and in January 2002, the PTO issued a notice of rejection of all claims of the patent. Unocal has the opportunity to respond to the PTO's action. In January 2002, the PTO reversed an earlier denial and began a reexamination of another of Unocal's patents. Both reexaminations could affect the scope and validity of the patents. Due to the inherent uncertainty of litigation, there can be no assurance that Valero will prevail in the lawsuit, and an adverse result could have a material adverse effect on Valero's results of operations and financial position.

           CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

     This prospectus and the accompanying prospectus supplement, including the information we incorporate by reference, contain certain estimates, predictions, projections, assumptions and other "forward-looking statements" (as defined in Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934) that involve various risks and uncertainties. While these forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect Valero's current judgment regarding the direction of its business, actual results will almost always vary, sometimes materially, from any estimates, predictions, projections, assumptions, or other future performance suggested in this report. These forward-looking statements can generally be identified by the words "anticipate," "believe," "expect," "plan," "intend," "estimate," "project," "budget," "forecast," "will," "could," "should," "may" and similar expressions. These forward-looking statements include, among other things, statements regarding:

     - the effect of Valero's recently completed acquisition of UDS on Valero's business, results of operations and financial condition

     - future refining margins, including gasoline and heating oil margins

     - future retail margins, including gasoline, diesel fuel, home heating oil and convenience store merchandise margins

     - expectations regarding feedstock costs, including crude oil discounts, and operating costs

     - anticipated levels of crude oil and refined product inventories

     - Valero's anticipated level of capital investments, including deferred turnaround and catalyst costs and capital expenditures for environmental and other purposes, and the effect of these capital investments on Valero's results of operations

     - anticipated trends in the supply of and demand for crude oil feedstocks and refined products in the United States, Canada and elsewhere

     - expectations regarding environmental and other regulatory initiatives

     - the effect of general economic and other conditions on refining and retail industry fundamentals

     Valero's forward-looking statements are based on its beliefs and assumptions derived from information available at the time the statements are made. Differences between actual results and any future performance suggested in these forward-looking statements could result from a variety of factors, including but not limited to those described under the heading "Risk Factors" and the following:

     - acts of terrorism aimed at either Valero's facilities or other facilities that could impair Valero's ability to produce and ship refined products or receive foreign feedstocks

     - political conditions in crude oil producing regions, including the Middle East

     - the domestic and foreign supplies of refined products such as gasoline, diesel fuel, heating oil and petrochemicals

     - the domestic and foreign supplies of crude oil and other feedstocks

     - the ability of the members of the Organization of Petroleum Exporting Countries to agree on and to maintain crude oil price and production controls

     - the level of consumer demand, including seasonal fluctuations

     - refinery overcapacity or undercapacity

     - the actions taken by competitors, including both pricing and the expansion and retirement of refining capacity in response to market conditions

     - environmental and other regulations at both the state and federal levels and in foreign countries

     - the level of foreign imports

     - accidents or other unscheduled shutdowns affecting Valero's refineries, machinery, pipelines or equipment, or those of Valero's suppliers or customers

     - changes in the cost or availability of transportation for feedstocks and refined products

     - the price, availability and acceptance of alternative fuels and alternative-fuel vehicles

     - cancellation of or failure to implement planned capital projects and realize the various assumptions and benefits projected for such projects

     - irregular weather, which can unforeseeably affect the price or availability of feedstocks and refined products

     - rulings, judgments, or settlements in litigation or other legal or regulatory matters, including unexpected environmental remediation costs in excess of any reserves or insurance coverage

     - the introduction or enactment of federal or state legislation which may adversely affect Valero's business or operations

     - changes in the credit ratings assigned to Valero's debt securities and trade credit

     - changes in the value of the Canadian dollar relative to the U.S. dollar

     - overall economic conditions

     - other economic, business, competitive and/or regulatory factors that may affect Valero's business generally as described in our filings with the SEC

     Any one of these factors, or a combination of these factors, could materially affect Valero's future results of operations and whether any forward-looking statements ultimately prove to be accurate. Valero's forward-looking statements are not guarantees of future performance, and actual results and future performance may differ materially from those suggested in any forward-looking statement. Valero does not intend to update these statements unless it is required by the securities laws to do so.

     All subsequent written and oral forward-looking statements attributable to Valero or persons acting on its behalf are expressly qualified in their entirety by the foregoing. Valero undertakes no obligation to publicly release the result of any revisions to any such forward-looking statements that may be made to reflect events or circumstances after the date of this report or to reflect the occurrence of unanticipated events.

                                USE OF PROCEEDS

     Unless we inform you otherwise in the prospectus supplement, we expect to use the net proceeds from the sale of securities for general corporate purposes. These purposes may include, but are not limited to:

     - equity investments in existing and future projects

     - permanent financing of bridge facilities used to make acquisitions

     - acquisitions

     - working capital

     - capital expenditures

     - repayment or refinancing of debt or other corporate obligations

     - repurchases and redemptions of securities

Pending any specific application, we may initially invest funds in short-term marketable securities or apply them to the reduction of short-term indebtedness.

                       RATIO OF EARNINGS TO FIXED CHARGES

     The following table sets forth the ratio of earnings to fixed charges for the periods indicated:

                                                            YEAR ENDED DECEMBER 31,
                                                        --------------------------------
                                                        2001   2000   1999   1998   1997
                                                        ----   ----   ----   ----   ----
Ratio of earnings to fixed charges....................  7.3x   5.6x   1.3x    --    4.1x

     We have computed the ratios of earnings to fixed charges by dividing earnings by fixed charges. For this purpose, earnings consist of consolidated income from continuing operations before income taxes and fixed charges (excluding capitalized interest), with certain other adjustments. Fixed charges consist of total interest, whether expensed or capitalized, including amortization of debt expense and premiums or discounts related to outstanding indebtedness, one-third (the proportion deemed representative of the interest factor) of rental expense and distributions on preferred securities of a subsidiary trust which are deducted in the determination of consolidated pretax income from continuing operations. For the year ended December 31, 1998, our earnings were insufficient to cover fixed charges by $77.7 million. This deficiency was due primarily to a $170.9 million pre-tax charge to earnings to write down the carrying amount of our refinery inventories to market value. Excluding the effect of the inventory write-down, the ratio of earnings to fixed charges would have been 2.7x.

     Prior to our spin-off from our former parent on July 31, 1997, our parent had preferred stock outstanding which was issued in connection with the discontinued natural gas related services business. We had no preference securities outstanding with respect to continuing operations for any period presented, other than preferred securities of a subsidiary trust. As a result, the ratio of earnings to combined fixed charges and preference dividends is the same as the ratio of earnings to fixed charges.

                         DESCRIPTION OF DEBT SECURITIES

     The debt securities covered by this prospectus will be our general unsecured obligations. We will issue senior debt securities under an indenture dated as of December 12, 1997 between us and The Bank of New York, a New York banking corporation, as trustee. We will issue subordinated debt securities under an indenture to be entered into between us and The Bank of New York, as indenture trustee. The indenture for the senior debt securities and the indenture for the subordinated debt securities will be substantially identical, except for the provisions relating to subordination and restrictive covenants. We sometimes refer to the senior indenture and the subordinated indenture as the "indentures."

     We have summarized selected provisions of the indentures and the debt securities below. This summary is not complete. We have filed the senior indenture and the form of subordinated indenture with the SEC as exhibits to the registration statement, and you should read the indentures for provisions that may be important to you before investing in these securities. Please read "Where You Can Find More Information."

RANKING

     The senior debt securities will constitute senior debt and will rank equally with all of our unsecured and unsubordinated debt. The subordinated debt securities will be subordinated to, and thus have a junior position to, the senior debt securities and all of our other senior debt. Neither indenture limits the amount of debt securities that can be issued under that indenture or the amount of additional indebtedness we or any of our subsidiaries may incur. We may issue debt securities under either indenture from time to time in one or more series, each in an amount we authorize prior to issuance. The trustee will authenticate and deliver debt securities executed and delivered to it by us as set forth in the applicable indenture.

     We are organized as a holding company that owns subsidiary companies. Our subsidiary companies conduct substantially all of our business. The holding company structure results in two principal risks:

     - Our subsidiaries may be restricted by contractual provisions or applicable laws from providing us the cash that we need to pay parent company debt service obligations, including payments on the debt securities

     - In any liquidation, reorganization or insolvency proceeding involving Valero, your claim as a holder of the debt securities will be effectively junior to the claims of holders of any indebtedness or preferred stock of our subsidiaries

TERMS

     The prospectus supplement relating to any series of debt securities we are offering will include specific terms relating to that offering. These terms will include some or all of the following:

     - whether the debt securities are senior or subordinated debt securities

     - the title of the debt securities

     - any limit on the total principal amount of the debt securities

     - the date or dates on which the principal of the debt securities will be payable

     - any interest rate, or the method of determining the interest rate, on the debt securities, the date from which interest will accrue, interest payment dates and record dates

     - any right to extend or defer the interest payment periods and the duration of the extension

     - if other than as set forth in this prospectus, the place or places where payments on the debt securities will be payable

     - any optional redemption provisions

     - any sinking fund or other provisions that would obligate us to redeem or purchase the debt securities

     - any provisions for the remarketing of the debt securities

     - any changes or additions to the events of default or covenants

     - whether we will issue the debt securities in individual certificates to each holder in registered or bearer form, or in the form of temporary or permanent global securities held by a depositary on behalf of holders

     - the denominations in which we will issue the debt securities, if other than denominations of an integral multiple of $1,000

     - the terms of any right to convert debt securities into shares of our common stock or other securities or property

     - whether payments on the debt securities will be payable in foreign currency or currency units (including composite currencies) or another form

     - any provisions that would determine the amount of principal, premium, if any, or interest, if any, on the debt securities by references to an index or pursuant to a formula

     - the portion of the principal amount of the debt securities that will be payable if the maturity is accelerated, if other than the entire principal amount

     - any other terms of the debt securities not inconsistent with the relevant indentures

     We may sell the debt securities at a discount, which may be substantial, below their stated principal amount. These debt securities may bear no interest or interest at a rate that at the time of issuance is below market rates. We will describe in the prospectus supplement any material United States federal income tax consequences applicable to those securities.

     If we sell any of the debt securities for any foreign currency or currency unit or if payments on the debt securities are payable in any foreign currency or currency unit, we will describe in the prospectus supplement the restrictions, elections, tax consequences, specific terms and other information relating to those debt securities and the foreign currency or currency unit.

CONSOLIDATION, MERGER AND SALE

     We have agreed in the indentures that we will consolidate with or merge into any entity or transfer or dispose of all or substantially all of our assets to any entity only if:

     - we are the continuing corporation, or

     - if we are not the continuing corporation, the successor is organized and existing under the laws of any United States jurisdiction and assumes all of our obligations under the indenture and the debt securities, and

     - in either case, immediately after giving effect to the transaction, no default or event of default would occur and be continuing

EVENTS OF DEFAULT

     Unless we inform you otherwise in the prospectus supplement, the following are events of default under the indentures with respect to a series of debt securities:

     - our failure to pay interest on any debt security of that series for 30 days

     - our failure to pay principal of or any premium on any debt security of that series when due

     - our failure to make any sinking fund payment for any debt security of that series when due

     - our failure to perform any of our other covenants or breach of any of our other warranties in that indenture, other than a covenant or warranty included in the indenture solely for the benefit of another series of debt securities, and that failure continues for 60 days after written notice is given or received as provided in the indentures

     - certain bankruptcy, insolvency or reorganization events involving us

     - our failure to pay at final maturity, after the expiration of any applicable grace periods, or upon the declaration of acceleration of payment of, any of our indebtedness for borrowed money in excess of $25 million, if such indebtedness is not discharged, or such acceleration is not annulled, within 10 days after written notice is given as provided in the indentures

     - any other event of default we may provide for that series

     If an event of default for any series of debt securities occurs and is continuing, the trustee or the holders of at least 25% in principal amount of the outstanding debt securities of the series affected by the default may declare the principal amount of all the debt securities of that series to be due and payable immediately. The holders of a majority in principal amount of the outstanding debt securities of that series may in some cases rescind and annul that acceleration.

     In most cases, the trustee will be under no obligation to exercise any of its rights or powers under the indentures at the request or direction of any of the holders, unless the holders have offered to the trustee reasonable indemnity. Subject to this provision for indemnification, the holders of a majority in aggregate principal amount of the outstanding debt securities of any series may direct the time, method and place of:

     - conducting any proceeding for any remedy available to the trustee

     - exercising any trust or power conferred on the trustee, with respect to the debt securities of that series

     Each indenture requires us to furnish to the trustee annually a statement as to our performance of certain of our obligations under the indenture and as to any default in performance.

MODIFICATION AND WAIVER

     We may modify or amend each of the indentures without the consent of any holders of the debt securities in certain circumstances, including to:

     - evidence the assumption of our obligations under the indenture and the debt securities by a successor

     - add further covenants for the protection of the holders

     - cure any ambiguity or correct any inconsistency in the indenture, so long as such action will not adversely affect the interests of the holders

     - establish the form or terms of debt securities of any series

     - evidence the acceptance of appointment by a successor trustee

     We may modify or amend each indenture with the consent of the holders of a majority in principal amount of the outstanding debt securities of each series issued under the indenture affected by the modification or amendment. Without the consent of the holder of each outstanding debt security affected, however, no modification may:

     - change the stated maturity of the principal of, or any installment of interest on, any debt security

     - reduce the principal amount of, the interest on, or the premium payable on, any debt security

     - reduce the amount of principal of discounted debt securities payable upon acceleration of maturity

     - change the place of payment or the currency in which any debt security is payable

     - impair the right to institute suit for the enforcement of any payment on any debt security

     - reduce quorum or voting rights

     The holders of a majority in aggregate principal amount of the outstanding debt securities of each series may waive past defaults by us under the indentures with respect to the debt securities of that series only. Those holders may not, however, waive any default in any payment on any debt security of that series or compliance with a provision that cannot be modified or amended without the consent of each holder affected.

DISCHARGE

     We will be discharged from all obligations of any series of debt securities, except for certain surviving obligations to register the transfer or exchange of the debt securities and any right by the holders to receive additional amounts under the indentures if:

     - all debt securities of that series previously authenticated and delivered under the relevant indenture have been delivered to the trustee for cancellation or

     - all debt securities of that series have become due and payable or will become due and payable within one year, at maturity or by redemption, and we deposit with the trustee, in trust, sufficient money to pay the entire indebtedness of all the debt securities of that series on the dates the payments are due in accordance with the terms of the debt securities

     To exercise the right of deposit described above, we must deliver to the trustee an opinion of counsel and an officers' certificate stating that all conditions precedent to the satisfaction and discharge of the relevant indenture have been complied with.

FORM, EXCHANGE, REGISTRATION AND TRANSFER

     Unless we inform you otherwise in the prospectus supplement, we will issue the debt securities only in fully registered form, without coupons, in denominations of $1,000 and integral multiples.

     Debt securities will be exchangeable for other debt securities of the same series, the same total principal amount and the same terms in such authorized denominations as may be requested. Holders may present debt securities for registration of transfer at the office of the security registrar or any transfer agent we designate. The security registrar or transfer agent will effect the transfer or exchange when it is satisfied with the documents of title and identity of the person making the request. We will not charge a service charge for any transfer or exchange of the debt securities. We may, however, require payment of any tax or other governmental charge payable for the registration of the transfer or exchange.

     We will appoint the trustee under each indenture as security registrar for the debt securities issued under that indenture. We are required to maintain an office or agency for transfers and exchanges in each place of payment. We may at any time designate additional transfer agents for any series of debt securities.

     We will not be required:

     - to issue, register the transfer of or exchange debt securities of a series during a period beginning 15 business days prior to the day of mailing of a notice of redemption of debt securities of that series selected for redemption and ending on the close of business on the day of mailing of the relevant notice or

     - to register the transfer of or exchange any debt security, or portion of any debt security, called for redemption, except the unredeemed portion of any debt security we are redeeming in part

PAYMENT AND PAYING AGENTS

     Unless we inform you otherwise in the prospectus supplement, principal and interest will be payable, and the debt securities will be transferable and exchangeable, at the office or offices of the applicable trustee or any paying agent we designate. At our option, we will pay interest on the debt securities by check mailed to the holder's registered address or by wire transfer for global debt securities. Unless we inform you otherwise in a prospectus supplement, we will make interest payments to the persons in whose name the debt securities are registered at the close of business on the record date for each interest payment date.

     In most cases, the trustee and paying agent will repay to us upon written request any funds held by them for payments on the debt securities that remain unclaimed for two years after the date upon which that payment has become due. After payment to us, holders entitled to the money must look to us for payment.

BOOK-ENTRY AND SETTLEMENT

     We may issue the debt securities of a series in the form of one or more global debt securities that would be deposited with a depositary or its nominee identified in the prospectus supplement. The prospectus supplement will describe:

     - any circumstances under which beneficial owners may exchange their interests in a global debt security for certificated debt securities of the same series with the same total principal amount and the same terms

     - the manner in which we will pay principal of and any premium and interest on a global debt security

     - the terms of any depositary arrangement and the rights and limitations of owners of beneficial interests in any global debt security

NOTICES

     Notices to holders will be given by mail to the addresses of such holders as they appear in the security register.

GOVERNING LAW

     New York law will govern each indenture and the debt securities.

THE TRUSTEE

     The Bank of New York is the trustee under the senior indenture. Its address is 101 Barclay Street, Floor 21 West, New York, New York 10286. As of February 28, 2002, The Bank of New York serves as trustee:

     - for our senior unsecured notes aggregating $1.2 billion

     - for pollution control bonds previously issued on our behalf aggregating $6.4 million

     - in connection with our premium equity participating security units aggregating $172.5 million

     - in connection with our trust originated preferred securities aggregating $200 million and receives customary fees for its services. The Bank of New York also will serve as trustee under the subordinated indenture. Please read "About This Prospectus."

     The holders of a majority in principal amount of the outstanding debt securities of any series issued under each indenture will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the trustee, subject to certain exceptions. If an event of default occurs and is continuing, the trustee will be required in the exercise of its powers to use the degree of care and skill of a prudent person in the conduct of his own affairs. The trustee will be obligated to exercise any of its rights or powers under the relevant indenture at the request of any holders of debt securities of any series issued under that indenture only after those holders have offered the trustee indemnity reasonably satisfactory to it. The trustee may resign at any time or the holders of a majority in principal amount of the debt securities may remove the trustee. If the trustee resigns, is removed or becomes incapable of acting as trustee or if a vacancy occurs in the office of the trustee for any reason, we will appoint a successor trustee in accordance with the provisions of the applicable indenture.

     If the trustee becomes one of our creditors, it will be subject to limitations in the indenture on its rights to obtain payment of claims or to realize on certain property received for any claim, as security or otherwise. The trustee may engage in other transactions with us. If, however, it acquires any conflicting interest, it must eliminate that conflict or resign as required under the indenture.

SUBORDINATION UNDER THE SUBORDINATED INDENTURE

     Under the subordinated indenture, payment of the principal, interest and any premium on the subordinated debt securities will generally be subordinated and junior in right of payment to the prior payment in full of all senior debt. Unless we inform you otherwise in the prospectus supplement, we may not make any payment of principal of, interest on, or any premium on, the subordinated debt securities if:

     - we fail to pay the principal, interest, premium or any other amounts on any senior debt when due or

     - we default in performing any other covenant (a "covenant default") in any senior debt that we have designated if the covenant default allows the holders of that senior debt to accelerate the maturity of the senior debt they hold

     Unless we inform you otherwise in the prospectus supplement, a covenant default will prevent us from paying the subordinated debt securities only for up to 179 days after holders of the senior debt give the trustee for the subordinated debt securities notice of the covenant default.

     The subordination does not affect our obligation, which is absolute and unconditional, to pay, when due, the principal of and any premium and interest on the subordinated debt securities. In addition, the subordination does not prevent the occurrence of any default under the subordinated indenture.

     The subordinated indenture will not limit the amount of senior debt that we may incur. As a result of the subordination of the subordinated debt securities, if we became insolvent, holders of subordinated debt securities may receive less on a proportionate basis than other creditors.

     Unless we inform you otherwise in the prospectus supplement, "senior debt" will mean all indebtedness, including guarantees, of Valero, unless the indebtedness states that it is not senior to the subordinated debt securities or our other junior debt.

RESTRICTIVE COVENANTS IN THE SENIOR INDENTURE

     We have agreed to two principal restrictions on our activities for the benefit of holders of the senior debt securities. Unless waived or amended, the restrictive covenants summarized below will apply to a series of debt securities issued under the senior indenture as long as any of those debt securities is outstanding, unless the prospectus supplement for the series states otherwise. We have used in this summary description terms that we have defined below under "-- Glossary."

     Limitations on Liens

     We have agreed that when any senior debt securities are outstanding neither we nor any of our subsidiaries will create or assume any liens upon any of our receivables or other assets or any asset, stock or indebtedness of any of our subsidiaries unless those senior debt securities are secured equally and ratably with or prior to the debt secured by the lien. This covenant has exceptions that permit:

     - subject to certain limitations, any lien created to secure all or part of the purchase price of any property or to secure a loan made to finance the acquisition of the property described in such lien

     - subject to certain limitations, any lien existing on any property at the time of its acquisition or created not later than 12 months thereafter

     - subject to certain limitations, any lien created in connection with the operation or use of any property acquired or constructed by us and created within 12 months after the acquisition, construction or commencement of full operations on the property

     - any mechanic's or materialmen's lien or any lien related to workmen's compensation or other insurance

     - any lien arising by reason of deposits with or the giving of any form of security to any governmental agency, including for taxes and other governmental charges

     - liens for taxes or charges which are not delinquent or are being contested in good faith

     - any judgment lien the execution of which has been stayed or which has been adequately appealed and secured

     - any lien incidental to the conduct of our business which was not incurred in connection with the borrowing of money or the obtaining of advances or credit and which does not materially interfere with the conduct of our business

     - any intercompany lien

     - liens incurred in connection with the borrowing of funds, if such funds are used within 120 days to repay indebtedness of at least an equal amount secured by a lien on our property having a fair market value at least equal to the fair market value of the property securing the new lien

     - any lien created to secure indebtedness and letter of credit reimbursement obligations incurred in connection with the extension of working capital financing

     - any lien existing on the date of the indenture

     - subject to an aggregate limit of $60 million, any lien on cash, cash equivalents, options or futures positions and other account holdings securing derivative obligations or otherwise incurred in connection with margin accounts with brokerage or commodities firms

     - subject to an aggregate limit of 10% of our consolidated net tangible assets, any liens not otherwise permitted by any of the other exceptions set forth in the indenture

     Limitations on Sale/Leaseback Transactions

     We have agreed that neither we nor our subsidiaries would enter into any sale/leaseback transactions with regard to any principal property, providing for the leasing back to us or a subsidiary by a third party for a period of more than three years of any asset which has been or is to be sold or transferred by us or such subsidiary to such third party or to any other person. This covenant has exceptions that permit transactions of this nature under the following circumstances:

     - we would be entitled, pursuant to the "Limitations on Liens" covenant described above, to incur indebtedness secured by a lien on the property to be leased, without equally and ratably securing the senior debt securities then outstanding or

     - within 120 days of the effective date of such sale/leaseback transaction, we apply an amount equal to the value of such transaction:

      - to the voluntary retirement of funded debt or

      - to the purchase of another principal property

     In addition, subject to a limit (on an aggregated basis with indebtedness secured by liens permitted by the limitations on liens covenant described above) of 10% of our consolidated net tangible assets, we can enter into sale/leaseback transactions not otherwise permitted by the express provisions of the indenture.

     Glossary

     We define the following terms in the senior indenture. We use them here with the same definitions. Generally accepted accounting principles should be used to determine all items in this section, unless otherwise indicated.

     "Consolidated net tangible assets" means the total amount of assets shown on a consolidated balance sheet of us and our subsidiaries (excluding goodwill and other intangible assets), less all current liabilities (excluding notes payable and current maturities of long-term debt).

     "Funded debt" means generally any indebtedness for money borrowed, created, issued, incurred, assumed or guaranteed which would be classified as long-term debt.

     "Principal Property" means any of our or our subsidiaries' refineries or refinery-related assets, distribution facilities or other real property which has a net book value exceeding 2.5% of consolidated net tangible assets, but not including any property which in our opinion is not material to our and our subsidiaries' total business conducted as an entirety or any portion of a particular property that is similarly found not to be material to the use or operation of such property.

     "Subsidiary" means any entity of which at the time of determination we or one or more of our subsidiaries owns or controls directly or indirectly more than 50% of the shares of voting stock or the outstanding partnership or similar interests and any limited partnership of which we or any one of our subsidiaries are a general partner.

                          DESCRIPTION OF CAPITAL STOCK

     Our authorized capital stock consists of:

     - 300,000,000 shares of common stock, par value $.01 per share

     - 20,000,000 shares of preferred stock, par value $.01 per share, issuable in series

     We have summarized selected aspects of our capital stock below. The summary is not complete. For a complete description, you should refer to our restated certificate of incorporation, restated by-laws and the Rights Agreement, dated as of July 17, 1997 between us and Computershare Investor Services, LLC, as successor rights agent to Harris Trust and Savings Bank, all of which are exhibits to the registration statement of which this prospectus is part.

COMMON STOCK

     Each share of common stock is entitled to participate equally in dividends as and when declared by our board of directors. The payment of dividends on our common stock may be limited by obligations we may have to holders of any preferred stock. For information regarding restrictions on payments of dividends, see the prospectus supplement applicable to any issuance of common stock.

     Common stockholders are entitled to one vote for each share held on all matters submitted to them. The common stock does not have cumulative voting rights, meaning that holders of a majority of the shares of common stock voting for the election of directors can elect all the directors if they choose to do so.

     If we liquidate or dissolve our business, the holders of common stock will share ratably in the distribution of assets available for distribution to stockholders after creditors are paid and preferred stockholders receive their distributions. The shares of common stock have no preemptive rights and are not convertible, redeemable or assessable or entitled to the benefits of any sinking fund.

     All issued and outstanding shares of common stock are fully paid and nonassessable. Any shares of common stock we offer under this prospectus will be fully paid and nonassessable.

     The common stock is listed on the New York Stock Exchange and trades under the symbol "VLO."

PREFERRED STOCK

     Our board of directors can, without action by stockholders, issue one or more series of preferred stock. The board can determine for each series the number of shares, designation, relative voting rights, dividend rates, liquidation and other rights, preferences and limitations. In some cases, the issuance of preferred stock could delay or discourage a change in control of us.

     We have summarized material provisions of the preferred stock in this section. This summary is not complete. We will file the form of the preferred stock with the SEC before we issue any of it, and you should read it for provisions that may be important to you.

     The prospectus supplement relating to any series of preferred stock we are offering will include specific terms relating to the offering. These terms will include some or all of the following:

     - the title of the preferred stock

     - the maximum number of shares of the series

     - the dividend rate or the method of calculating the dividend, the date from which dividends will accrue and whether dividends will be cumulative

     - any liquidation preference

     - any redemption provisions

     - any sinking fund or other provisions that would obligate us to redeem or purchase the preferred stock

     - any terms for the conversion or exchange of the preferred stock for other securities of us or any other entity

     - any voting rights

     - any other preferences and relative, participating, optional or other special rights or any qualifications, limitations or restrictions on the rights of the shares

     Any shares of preferred stock we issue will be fully paid and nonassessable.

     Our board of directors has reserved for issuance pursuant to our Stockholder Rights Plan described below a total of 1,500,000 shares of Junior Participating Preferred Stock, Series I. We have not issued any shares of preferred stock at the date of this prospectus.

ANTI-TAKEOVER PROVISIONS

     The provisions of Delaware law and our restated certificate of incorporation and our restated by-laws summarized below may have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt that a stockholder might consider in his or her best interest, including those attempts that might result in a premium over the market price for the common stock.

Staggered Board of Directors

     Our board of directors is divided into three classes that are elected for staggered three-year terms. The classification of the board of directors has the effect of requiring at least two annual stockholder meetings, instead of one, to effect a change in control of the board of directors. Holders of 60% of the shares of common stock entitled to vote in the election of directors may remove a director for cause, but stockholders may not remove any director without cause.

Fair Price Provision

     Our restated certificate of incorporation contains a fair price provision. Mergers, consolidations and other business combinations involving us and an "interested stockholder" require the approval of holders of at least 66 2/3% of our outstanding voting stock not owned by the interested stockholder. Interested stockholders include the holder of 15% or more of our outstanding voting stock. The 66 2/3% voting requirement does not apply, however, if the "continuing directors," as defined in our restated certificate of incorporation, approve the business combination, or the business combination meets other specified conditions.

Liability of Our Directors

     As permitted by the Delaware corporations statute, we have included in our restated certificate of incorporation a provision that limits our directors' liability for monetary damages for breach of their fiduciary duty of care to us and our stockholders. The provision does not affect the liability of a director:

     - for any breach of his/her duty of loyalty to us or our stockholders

     - for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law

     - for the declaration or payment of unlawful dividends or unlawful stock repurchases or redemptions or

     - for any transaction from which the director derived an improper personal benefit

     This provision also does not affect a director's responsibilities under any other laws, such as the federal securities laws or state or federal environmental laws.

Stockholder Proposals and Director Nominations

     Our stockholders can submit stockholder proposals and nominate candidates for our board of directors if the stockholders follow advance notice procedures described in our restated by-laws.

     Generally, stockholders must submit a written notice between 60 and 90 days before the first anniversary of the date of our previous year's annual stockholders' meeting. To nominate directors, the notice must include the name and address of the stockholder, the class and number of shares owned by the stockholder, information about the nominee required by the SEC and a description of any arrangements or understandings with respect to the election of directors that exist between the stockholder and any other person. To make stockholder proposals, the notice must include a description of the proposal, the reasons for bringing the proposal before the meeting, the name and address of the stockholder, the class and number of shares owned by the stockholder and any material interest of the stockholder in the proposal.

     In each case, if we have changed the date of the annual meeting to more than 30 days before or 60 days after the anniversary date of our previous year's annual stockholders' meeting, stockholders must submit the notice between 60 and 90 days prior to such annual meeting or no later than 10 days after the day we make public the date of the annual meeting.

     Director nominations and stockholder proposals that are late or that do not include all required information may be rejected. This could prevent stockholders from bringing certain matters before an annual meeting, including making nominations for directors.

Delaware Anti-takeover Statute

     We are a Delaware corporation and are subject to Section 203 of the Delaware General Corporation Law. In general, Section 203 prevents us from engaging in a business combination with an "interested stockholder" (generally, a person owning 15% or more of our outstanding voting stock) for three years following the time that person becomes a 15% stockholder unless one of the following is satisfied:

     - before that person became a 15% stockholder, our board of directors approved the transaction in which the stockholder became a 15% stockholder or approved the business combination

     - upon completion of the transaction that resulted in the stockholder's becoming a 15% stockholder, the stockholder owns at least 85% of our voting stock outstanding at the time the transaction began (excluding stock held by directors who are also officers and by employee stock plans that do not provide employees with the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer) or

     - after the transaction in which that person became a 15% stockholder, the business combination is approved by our board of directors and authorized at a stockholders' meeting by at least two-thirds of the outstanding voting stock not owned by the 15% stockholder

     Under Section 203, these restrictions also do not apply to certain business combinations proposed by a 15% stockholder following the disclosure of an extraordinary transaction with a person who was not a 15% stockholder during the previous three years or who became a 15% stockholder with the approval of a majority of our directors. This exception applies only if the extraordinary transaction is approved or not opposed by a majority of our directors who were directors before any person became a 15% stockholder in the previous three years, or the successors of these directors.

Other Provisions

     Our restated certificate of incorporation also provides that:

     - stockholders may act only at an annual or special meeting and not by written consent

     - an 80% vote of the outstanding voting stock is required for the stockholders to amend our restated by-laws

     - an 80% vote of the outstanding voting stock is required to amend our restated certificate of incorporation with respect to certain matters, including those described in the first two bullet points above

TRANSFER AGENT AND REGISTRAR

     Computershare Investor Services, LLC, Chicago, Illinois, is our transfer agent and registrar.

STOCKHOLDER RIGHTS PLAN

     We have a stockholder rights plan under which one preferred share purchase right is attached to each outstanding share of our common stock. The rights become exercisable under specified circumstances, including any person or group (an "acquiring person") becoming the beneficial owner of 15% or more of our outstanding common stock, subject to specified exceptions. Each right entitles the registered holder to purchase from us one one-hundredth of a share of Junior Participating Preferred Stock, Series I, at an exercise price of $100, subject to adjustment under specified circumstances. If events specified in the stockholder rights plan occur, each holder of rights other than the acquiring person can exercise their rights. When a holder exercises a right, the holder will be entitled to receive common stock valued at twice the exercise price of the right. In some cases, the holder will receive cash, property or other securities instead of common stock. We may redeem the rights for $0.01 per right at any time prior to the tenth day after a person or group becomes an acquiring person. The stockholder rights plan and the rights expire in June 2007.

                            DESCRIPTION OF WARRANTS

     We may issue warrants to purchase debt securities, common stock, preferred stock or other securities. We may issue warrants independently or together with other securities. Warrants sold with other securities may be attached to or separate from the other securities. We will issue warrants under one or more warrant agreements between us and a warrant agent that we will name in the prospectus supplement.

     The prospectus supplement relating to any warrants we are offering will include specific terms relating to the offering. These terms will include some or all of the following:

     - the title of the warrants

     - the aggregate number of warrants offered

     - the designation, number and terms of the debt securities, common stock, preferred stock or other securities purchasable upon exercise of the warrants and procedures by which those numbers may be adjusted

     - the exercise price of the warrants

     - the dates or periods during which the warrants are exercisable

     - the designation and terms of any securities with which the warrants are issued

     - if the warrants are issued as a unit with another security, the date on and after which the warrants and the other security will be separately transferable

     - if the exercise price is not payable in U.S. dollars, the foreign currency, currency unit or composite currency in which the exercise price is denominated

     - any minimum or maximum amount of warrants that may be exercised at any one time

     - any terms relating to the modification of the warrants

     - any terms, procedures and limitations relating to the transferability, exchange or exercise of the warrants

     The description in the prospectus supplement will not necessarily be complete, and reference will be made to the warrant agreements which will be filed with the SEC.

                              PLAN OF DISTRIBUTION

     We may sell the offered securities in and outside the United States (a) through underwriters or dealers, (b) directly to purchasers, including our affiliates, (c) through agents or (d) through a combination of any of these methods. The prospectus supplement will include the following information:

     - the terms of the offering

     - the names of any underwriters or agents

     - the name or names of any managing underwriter or underwriters

     - the purchase price of the securities from us

     - the net proceeds to us from the sale of the securities

     - any delayed delivery arrangements

     - any underwriting discounts, commissions and other items constituting underwriters' compensation

     - any initial public offering price

     - any discounts or concessions allowed or reallowed or paid to dealers

     - any commissions paid to agents

SALE THROUGH UNDERWRITERS OR DEALERS

     If we use underwriters in the sale, the underwriters will acquire the securities for their own account. The underwriters may resell the securities from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. Underwriters may offer securities to the public either through underwriting syndicates represented by one or more managing underwriters or directly by one or more firms acting as underwriters. Unless we inform you otherwise in the prospectus supplement, the obligations of the underwriters to purchase the securities will be subject to certain conditions, and the underwriters will be obligated to purchase all the offered securities if they purchase any of them. The underwriters may change from time to time any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers.

     During and after an offering through underwriters, the underwriters may purchase and sell the securities in the open market. These transactions may include overallotment and stabilizing transactions and purchases to cover syndicate short positions created in connection with the offering. The underwriters may also impose a penalty bid, which means that selling concessions allowed to syndicate members or other broker-dealers for the offered securities sold for their account may be reclaimed by the syndicate if the offered securities are repurchased by the syndicate in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the offered securities, which may be higher than the price that might otherwise prevail in the open market. If commenced, the underwriters may discontinue these activities at any time.

     If we use dealers in the sale of securities, we will sell the securities to them as principals. They may then resell those securities to the public at varying prices determined by the dealers at the time of resale. We will include in the prospectus supplement the names of the dealers and the terms of the transaction.

DIRECT SALES AND SALES THROUGH AGENTS

     We may sell the securities directly. In this case, no underwriters or agents would be involved. We may also sell the securities through agents we designate from time to time. In the prospectus supplement, we will name any agent involved in the offer or sale of the offered securities, and we will describe any commissions payable by us to the agent. Unless we inform you otherwise in the prospectus supplement, any agent will agree to use its reasonable best efforts to solicit purchases for the period of its appointment.

     We may sell the securities directly to institutional investors or others who may be deemed to be underwriters within the meaning of the Securities Act of 1933 with respect to any sale of those securities. We will describe the terms of any such sales in the prospectus supplement.

DELAYED DELIVERY CONTRACTS

     If we so indicate in the prospectus supplement, we may authorize agents, underwriters or dealers to solicit offers from certain types of institutions to purchase securities from us at the public offering price under delayed delivery contracts. These contracts would provide for payment and delivery on a specified date in the future. The contracts would be subject only to those conditions described in the prospectus supplement. The prospectus supplement will describe the commission payable for solicitation of those contracts.

GENERAL INFORMATION

     We may have agreements with the agents, dealers and underwriters to indemnify them against certain civil liabilities, including liabilities under the Securities Act of 1933, or to contribute with respect to payments that the agents, dealers or underwriters may be required to make. Agents, dealers and underwriters may be customers of, engage in transactions with or perform services for us in the ordinary course of their businesses.

                                 LEGAL MATTERS

     Mr. Jay D. Browning, Esq., Vice President and Corporate Secretary of Valero, will issue opinions about the legality of the offered securities for us. Mr. Browning is our employee and at February 28, 2002, beneficially owned approximately 8,106 shares of our common stock (including shares held under employee benefit plans) and held options under our employee stock option plans to purchase an additional 27,845 shares of our common stock. None of such shares or options were granted in connection with the offering of the securities. Any underwriters will be advised about other issues relating to any offering by their own legal counsel.

                                    EXPERTS

     Our audited consolidated financial statements incorporated by reference in this prospectus from our annual report on Form 10-K for the year ended December 31, 2001 and our current reports on Form 8-K/A filed March 18, 2002 have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are incorporated in this prospectus by reference in reliance upon the authority of said firm as experts in accounting and auditing in giving said reports.

                      WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and current reports, proxy statements and other information with the SEC. You can read and copy any materials we file with the SEC at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. You can obtain information about the operation of the SEC's public reference room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a web site that contains information we file electronically with the SEC, which you can access over the Internet at http://www.sec.gov. You can obtain information about us at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

     This prospectus is part of a registration statement we have filed with the SEC relating to the securities we may offer. As permitted by SEC rules, this prospectus does not contain all of the information we have included in the registration statement and the accompanying exhibits and schedules we file with the SEC. You may refer to the registration statement, the exhibits and schedules for more information about us and our securities. The registration statement, exhibits and schedules are available at the SEC's public reference room or through its web site.

                    INFORMATION WE INCORPORATE BY REFERENCE

     We are incorporating by reference information we file with the SEC, which means that we are disclosing important information to you by referring you to those documents. The information we incorporate by reference is an important part of this prospectus, and information that we file later with the SEC automatically will update and supersede this information. We incorporate by reference the documents listed below and any future filings we make with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until we sell all the securities:

     - our annual report on Form 10-K for the year ended December 31, 2001

     - the description of our common stock contained in our registration statement on Form 8-A, as may be amended from time to time to update that description

     - the description of the rights associated with our common stock contained in our registration statement on Form 8-A, as may be amended from time to time to update that description

     - our current report on Form 8-K dated December 31, 2001 and filed with the SEC on January 11, 2002

     - our current report on Form 8-K dated March 12, 2002 and filed with the SEC on March 14, 2002

     - our current report on Form 8-K/A dated December 31, 2001 and filed with the SEC on March 18, 2002 (the "Initial Form 8-K/A"), which amends our current report on Form 8-K dated December 31, 2001 and filed with the SEC on January 11, 2002

     - our current report on Form 8-K/A dated December 31, 2001 and filed with the SEC on March 18, 2002, which amends the Initial Form 8-K/A

     - our current report on Form 8-K/A dated March 12, 2002 and filed with the SEC on April 3, 2002, which amends our current report on Form 8-K dated March 12, 2002 and filed with the SEC on March 14, 2002.

     You may request a copy of these filings (other than an exhibit to those filings unless we have specifically incorporated that exhibit by reference into the filing), at no cost, by writing or telephoning us at the following address:

        Valero Energy Corporation
        One Valero Place
        San Antonio, Texas 78212
        Attention: Investor Relations
        Telephone: (210) 370-2139

                                6,800,000 SHARES

                              (VALERO ENERGY LOGO)

                                  COMMON STOCK

                             PROSPECTUS SUPPLEMENT

                                    JPMORGAN

February 5, 2004

You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not authorized anyone to provide you with information different from that contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus is accurate only as of the respective dates of this prospectus supplement and the accompanying prospectus, regardless of the time of delivery of this prospectus supplement and the accompanying prospectus or of any sale of our common stock.

No action is being taken in any jurisdiction outside the United States to permit a public offering of the common stock or possession or distribution of this prospectus supplement and the accompanying prospectus in that jurisdiction. Persons who come into possession of this prospectus supplement and the accompanying prospectus in jurisdictions outside the United States are required to inform themselves about and to observe any restrictions as to this offering and the distribution of this prospectus supplement and the accompanying prospectus applicable to that jurisdiction.